

Columbus Eagles FC, Inc.
(the "Company")
an Ohio Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through September 30, 2025

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Columbus Eagles FC, Inc. Management

We have reviewed the accompanying financial statements of Columbus Eagles FC, Inc. (the Company) which comprise the balance sheets as of inception to September 30, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Predecessor Entity:
As discussed in Note 1 to the financial statements, Columbus Eagles FC, LLC, the subsidiary entity of the Company, was formed in Ohio on February 5, 2014. The subsidiary entity has operated a women's soccer team in Columbus, Ohio since inception. The Company intends to generate revenue through the continued operations of the subsidiary entity.

RNB Capital LLC

Tamarac, FL
Oct 13, 2025

COLUMBUS EAGLES FC, INC.
BALANCE SHEET

INCEPTION THROUGH SEPTEMBER 30,		2025
ASSETS		
Non-Current Assets:		
Long-term Investment - Columbus Eagles FC LLC	$	600,000
Total Non-Current Assets		600,000
TOTAL ASSETS	$	600,000
LIABILITIES AND EQUITY		
EQUITY		
Additional Paid-in Capital	$	600,000
TOTAL EQUITY	$	600,000
TOTAL LIABILITIES AND EQUITY	$	600,000

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, INC.
STATEMENT OF OPERATIONS

INCEPTION THROUGH SEPTEMBER 30,	**2025**
Operating Expenses	
Total Operating Expenses	-
Total Loss from Operations	$ -
Net Income (Loss)	$ -

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 01/01/25	-	-	-	-	-
Issuance of Common Stock	6,000	-	-	-	-
Additional Paid-in Capital	-	-	600,000	-	600,000
Net income (loss)	-	-	-	-	-
Ending balance at 09/30/25	6,000	-	600,000	-	600,000

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, INC.
STATEMENT OF CASH FLOWS

INCEPTION THROUGH SEPTEMBER 30, **2025**

OPERATING ACTIVITIES

Net Income (Loss)	$	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Long-term Investment - Columbus Eagles FC LLC	$	(600,000)
Net Cash provided by (used in) Investing Activities	$	(600,000)
FINANCING ACTIVITIES		
Common Stock	$	-
Additional Paid-in Capital		600,000
Net Cash provided by (used in) Financing Activities	$	600,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	-
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Columbus Eagles FC, Inc. ("the Company") was formed in Ohio on January 1st, 2025. The Company plans to earn revenue through the continued operation of the subsidiary entity's soccer teams, which compete in the Women's Premier Soccer League (WPSL) during the summer and the Major Arena Soccer League Women (MASLW) during the winter, generating income from ticket sales, sponsorships, merchandise, and related team activities. The Company's headquarters is in Reynoldsburg, Ohio. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation crowdfunding in 2025 to raise operating capital.

Subsidiary Entity

Columbus Eagles FC, LLC is a wholly owned subsidiary of the Company, with the Company acquiring 100% ownership of the LLC through a stock issuance to Mark Wise, who originally held all ownership interests. The subsidiary continues to operate as a women's soccer team in Ohio and maintains related party relationships through outstanding loans from other entities owned by Mark Wise.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2025.

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

_____

The Company was formed on January 1, 2025 and had no operations, taxable income, or filing requirements during the period ended September 30, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception to September 30, 2025.

NOTE 6 – EQUITY

The Company has authorized 7,500 shares of common stock with no par value. 6,000 shares were issued and outstanding as of September 30, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.